EXHIBIT 11 – COMPUTATION OF EARNINGS (LOSS) PER SHARE

(In thousands, except per share data)	Three Months Ended June 30,		Six Months Ended June 30,
	2011	2010	2011	2010
NUMERATOR:
Income (loss) attributable to the Company – common shares	$26,695	$(9,127)	$17,154	$(56,909)
Less: Participating securities dividends	235	243	1,448	1,393

Net income (loss) attributable to the Company per common share – basic and diluted	$26,460	$(9,370)	$15,706	$(58,302)

DENOMINATOR:
Weighted average common shares outstanding – basic	355,883	355,542	355,839	355,502
Effect of dilutive securities:
Stock options and restricted stock (1)	775	—	785	—

Weighted average common shares outstanding – diluted	356,658	355,542	356,624	355,502

Net income (loss) attributable to the Company per common share:
Basic	$0.07	$(0.03)	$0.04	$(0.16)
Diluted	$0.07	$(0.03)	$0.04	$(0.16)

(1)	Equity awards of 6.3 million and 5.6 million were outstanding as of June 30, 2011 and 2010, respectively, but were not included in the computation of diluted earnings per share because to do so would have been antidilutive.